FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information

                       24 November 2004

BG Group completes purchase of Rosetta stake offshore Egypt

BG Group has today announced that it has completed the purchase of Shell Egypt N.V's and Shell Austria G.m.b.H's (collectively Shell's) interest in the Rosetta concession offshore Egypt (as announced on 6 September 2004).

On 4 June 2004, Shell and Kuwait Foreign Petroleum Exploration Company (KUFPEC) announced that they had reached an agreement for the sale to KUFPEC of Shell's 40 per cent stake in the BG Group operated Rosetta Concession in the Nile Delta. BG Group's pre-emption of the sale of Shell's stake has increased its equity interest in Rosetta from 40 to 80 per cent.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake and Armada fields, as well as fields in the Easington Catchment Area. The company's core geographical areas are the UK, Egypt, North America, South America, Kazakhstan, India and Trinidad & Tobago.

BG is an important participant in the development of the gas business in Egypt, with both upstream and downstream investments. It has interests in two gas producing areas offshore the Nile Delta - the Rosetta fields and the West Delta Deep Marine (WDDM) Concession.

Rosetta started production in January 2001 and supplies the domestic market, as do the first WDDM fields - Scarab and Saffron - which started production in
March 2003.   Rosetta has established a position as a flexible and reliable source of gas to the Egyptian domestic market. Phase Two of the Rosetta development will consist of an unmanned minimum facilities wellhead platform tied back to the existing Rosetta platform. First gas from the Phase Two project is scheduled to commence in 2005.

Before the announcement of the sale, the partner shares in Rosetta were BG (operator) - 40%, Shell - 40% and Edison - 20%. Following today's announcement the partner shares will be BG (operator) - 80% and Edison - 20%.

Enquiries:

Communications                            +44 (0) 118 929 3717

Out of hours media pager:                 +44 (0)7659 150 428

Investor Relations                        +44 (0) 118 929 3025

Website: www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 November 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary